

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2022

Joseph C. Visconti
Chief Executive Officer
Forza X1, Inc.
3101 S. US-1
Ft. Pierce, FL 34982

   Re: Forza X1, Inc.
     Amendment No. 3 to Registration Statement on Form S-1
     Filed April 7, 2022
     File No. 333-261884

Dear Mr. Visconti:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2022, letter.

Amendment No. 3 to Form S-1

Certain Relationships and Related Party Transactions, page 85

1. We note your revisions in response to prior comment three. Please further address the following:

- Include or move the description of the land contract to the Forza FX1 Future Factory subsection and/or Facilities subsection, and ensure consistent and current disclosure. For example, we note that the date for the Planning and Zoning Board Hearing has now passed; please update and describe the outcome of this hearing. Also describe your progress toward meeting the deadlines set forth in this agreement.

- Please refile Exhibit 10.13 in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 61, March 2022) and Item 301 of Regulation S-T.

2. We note the following disclosure added in response to our prior comment six, "[O]ur ability to utilize Twin Vee's manufacturing capacity pending completion of our own facility will be subject to its availability as determined by Twin Vee," and that the Transition Services Agreement does not provide for any dedicated manufacturing capacity. Please include or move this disclosure to your business section and more fully analyze the related risks in your risk factors section. For example, disclose if true that (i) Twin Vee has no obligation to make any manufacturing capacity available and you may not be able to produce any boats until your factory is operational, (ii) if production at your factory is delayed, due to lack of equipment, workforce, or other reasons, you may not be able to commence production as planned, and (iii) your financial condition and results of operations and the value of your shares may be materially adversely affected as a result.

You may contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Patrick Egan